Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

Third Quarterly Report of 2011

§1	Important Notice

1.1 The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2 This Third Quarterly Report of 2011 has been approved unanimously at the extraordinary meeting of the Board of Directors of the Company (the “Board”). All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the contents of this quarterly report.

1.3 The financial statements of the Company and its subsidiaries (the “Group”) are prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”) respectively. The financial statements set out in this quarterly report are unaudited.

1.4 Mr. Jiang Jiemin, Chairman of the Board, Mr. Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr. Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements set out in this quarterly report.

§2	Basic Information of the Company

2.1	Key Accounting Data and Financial Indicators

2.1.1	Key Accounting Data and Financial Indicators Prepared under IFRS

			Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,873,069	1,656,487	13.1
Equity attributable to owners of the Company	978,017	938,926	4.2
Net assets per share attributable to owners of the Company (RMB)	5.34	5.13	4.2

Items	From the beginning of the year to the end of the reporting period		Changes over the same period of the preceding year (%)
Net cash flows provided by operating activities	215,515		(13.3)
Net cash flows provided by operating activities per share (RMB)	1.18		(13.3)

	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
Items	2011	2010	Changes over the same reporting period of the preceding year (%)	2011	2010	Changes over the same period of the preceding year (%)
Net profit attributable to owners of the Company	37,399	34,700	7.8	103,406	100,030	3.4
Basic earnings per share (RMB)	0.20	0.19	7.8	0.56	0.55	3.4
Diluted earnings per share (RMB)	0.20	0.19	7.8	0.56	0.55	3.4
Return on net assets (%)	3.8	3.9	(0.1) percentage points	10.6	11.1	(0.5) percentage points

2.1.2	Key Accounting Data and Financial Indicators Prepared under CAS

			Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,873,011	1,656,368	13.1
Equity attributable to equity holders of the Company	978,165	939,043	4.2
Net assets per share attributable to equity holders of the Company (RMB)	5.34	5.13	4.2

Items	From the beginning of the year to the end of the reporting period		Changes over the same period of the preceding year (%)
Net cash flows from operating activities		215,515	(13.3)
Net cash flows from operating activities per share (RMB)		1.18	(13.3)

Items	Reporting period (July-September)				From the beginning of the year to the end of the reporting period (January-September)
	2011	2010	Changes over the same reporting period of the preceding year (%)		2011	2010	Changes over the same period of the preceding year (%)
Net profit attributable to equity holders of the Company	37,431	34,699	7.9		103,437	99,910	3.5
Basic earnings per share (RMB)	0.20	0.19	7.9		0.57	0.55	3.5
Diluted earnings per share (RMB)	0.20	0.19	7.9		0.57	0.55	3.5
Basic earnings per share after deducting non-recurring profit/loss items (RMB)	0.22	0.20	7.1		0.58	0.56	3.9
Weighted average return on net assets (%)	3.8	3.8	—		10.6	11.2	(0.6 percentage points	)
Weighted average return on net assets after deducting non-recurring profit/loss items (%)	4.0	4.1	(0.1 percentage points	)	11.0	11.5	(0.5 percentage points	)

Unit: RMB Million

Non-recurring profit/loss items	Profit/(loss) for the nine months ended September 30, 2011
Net loss on disposal of non-current assets	(2,604)
Government grants recognised in the current period income statement	559
Net gain on disposal of available-for-sale financial assets	2
Reversal of provisions for bad debts against receivables	48
Impact of statutory tax rate change on deferred tax	(159)
Other non-operating income and expenses	(2,136)

Subtotal	(4,290)

Tax impact of non-recurring profit/loss items	933
Impact of minority interest	40

Total	(3,317)

2.1.3	Differences between CAS and IFRS

Ö  Applicable     ☐  Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB114,397 million and RMB114,452 million respectively, with a difference of RMB55 million; the consolidated shareholders’ equity for the reporting period under IFRS and CAS were RMB1,060,455 million and RMB1,060,482 million respectively, with a difference of RMB27 million. These differences under the different accounting standards were primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999.

During the Restructuring in 1999, a valuation was carried out in 1999 for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). Valuation results other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2	Number of Shareholders and Top Ten Shareholders Holding Shares Without Selling Restrictions at the End of the Reporting Period

Number of shareholders at the end of the reporting period	1,126,623 shareholders including 1,118,127 holders of A shares and 8,496 holders of H shares (including 317 holders of the American Depository Shares)

Top ten shareholders holding shares without selling restrictions

Name of shareholders		Number of shares held		Type of shares
1	CNPC	157,972,093,256	(1)	A shares
2	HKSCC Nominees Limited	20,804,442,946		H shares
3	China Life Insurance Company Limited – Dividends – Personal Dividends – 005L – FH002 Shanghai	66,061,243		A shares
4	China Life Insurance Company Limited- Traditional-Ordinary Insurance Product- 005L-CT001 Shanghai	60,562,312		A shares
5	Industrial and Commercial Bank of China – China Universal SCI Index Securities Investment Fund	45,440,035		A shares
6	Guangxi Investment Group Limited	39,560,045		A shares
7	Industrial and Commercial Bank of China – Shanghai 50 Index ETF Securities Investment Fund	34,273,079		A shares
8	Bank of Communications – Yi Fang Da 50 Index Securities Investment Fund	29,282,052		A shares
9	Shanghai Liangneng Construction Engineering Co., Ltd. (上海良能建築工程有限公司)	26,363,816		A shares
10	New China Life Insurance Co., Ltd - Dividends - Group Dividends - 018L-FH001 Shanghai	21,169,684		A shares

Notes:

(1)	Such figure excludes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited, which were included in the total shares held by HKSCC Nominees Limited. CNPC increased its shareholdings in A shares of the Company via the trading system of the Shanghai Stock Exchange during the reporting period. CNPC undertook that it would not sell any shares in the Company during the period of shareholding increase and the statutory period.

2.3	Business Review

Impacted by challenging international macroeconomic conditions and complex geopolitical situation, global economy recovery slowed down in the first three quarters of 2011. China’s economy continued to operate steadily with further optimised structure and slower price rise, however, the global economic and political conditions imposed pressure on high-speed growth of China’s economy. Faced with the changes in the operating environment, the Group achieved steady growth in production and operations and robust improvement in economic efficiency and quality of development by virtue of scientific analysis and decision-making, adjusting its strategies in production and operations in a timely manner, placing emphasis on its main business in respect of oil and gas, strengthening the overall balance of production, transportation, marketing and storage and reinforcing control on investment costs. The overall operating results of the Group were in line with its expectation.

In respect of exploration and production operations, the Group continued to pay high attention to increasing its efforts in oil exploration and gas exploration, adhered to conduct comprehensive and precise research on geology and intensively implemented integrated exploration and development. As a result, the Group achieved significant results in major exploration sites such as Northern China, Erdos, Tarim and Qinghai as well as distinctive results in the “Peak Growth in Oil and Gas Reserves” Program, which further reinforced the resources base of the Group. The overseas oil and gas business was developed in an orderly manner and the key cooperation projects progressed steadily. The overseas upstream business achieved a growth in both volume and profitability and its contribution to the Company’s revenue and profits continued to increase. In the first three quarters of 2011, the Group produced 670.1 million barrels of crude oil, representing an increase of 4.8% as compared with the same period of last year. Production of marketable natural gas was 1,734.8 billion cubic feet in the first three quarters of 2011, representing an increase of 5.9% as compared with the same period of last year. The oil and natural gas equivalent output was 959.3 million barrels in the first three quarters of 2011, representing an increase of 5.1% as compared with the same period of last year, of which 92.9 million barrels were overseas oil and natural gas equivalent output, representing an increase of 22.6% as compared with the same period of last year. In the first three quarters of 2011, the exploration and production operations realised operating profit of RMB160,791 million, representing an increase of 40.4% as compared with RMB114,523 million for the same period of last year.

In respect of refining and chemicals operations, the Group placed emphasis on market orientation, optimised its products structure, strengthened management in production and operation, and adopted measures to save energy and reduce costs and as a result, its operations were conducted effectively, safely and steadily on a large scale. The Group made new progress in structural adjustment in respect of refining and chemical operations. For instance, the transformation of Liaoyang Petrochemical’s 10-million-ton refinery base, which now mainly processes oil from Russia, was completed and Fushun Petrochemical’s 10-million-ton refining program was basically completed. Meanwhile, projects such as the large scale ethylene projects at Fushun Petrochemical, Sichuan Petrochemical and Daqing Petrochemical and the reconstruction and expansion projects at Ningxia Petrochemical, Huhhot Petrochemical and Urumqi Petrochemical all progressed as planned. In the first three quarters of 2011, the Group processed 725.2 million barrels of crude oil, representing an increase of 10.3% as compared with the same period of last year, and produced 64.302 million tons of gasoline, diesel and kerosene, representing an increase of 11.3% as compared with the same period of last year. Due to the high international crude oil prices and the strengthened control over domestic prices for refined oil, the Group’s refining and chemicals operations incurred an operating loss of RMB38,403 million in the first three quarters of 2011, of which the refining operations incurred an operating loss of RMB41,539 million whereas the chemicals operations realised operating profit of RMB 3,136 million.

In respect of marketing operations, the Group accelerated establishment of marketing network, strengthened allocation of resources, actively optimised its sales structure and adopted marketing strategies in a scientific manner, which increased both marketing capacity and efficiency of marketing of oil products. In addition, the Group fully implemented measures to boost service quality and enhance management efficiency, intensively implemented precision management and strived to focus on quality and profitability. The Group’s capacity in allocating international resources kept growing and the contribution rate by the international trading business to the Company continued to grow. In the first three quarters of 2011, the Group sold 107.247 million tons of gasoline, diesel and kerosene, representing an increase of 18.0% as compared with the same period of last year. In the first three quarters of 2011, the marketing operations realised operating profit of RMB18,021 million, an increase of 59.5% as compared with RMB11,294 million for the same period of last year.

In respect of the natural gas and pipeline operations, the Group strengthened the link among production, transportation and marketing and the running of production and operation in a controlled manner. The construction of strategic channels in respect of oil and gas and the key pipeline networks progressed in an orderly manner and sales of natural gas maintained a fast growth rate. Meanwhile, the following has significantly promote the Group’s capacity in the allocation of natural gas resources: the trunk of the Second West-East Gas Pipeline was completed and put into operation and it formed the artery of the Company’s natural gas operations through connecting with a number of established pipelines; in addition, a series of underground gas storage projects such as Liao He and Huabei have commenced construction. In the first three quarters of 2011, the natural gas and pipeline operations realised operating profit of RMB13,233 million. However, due to the increase in loss caused by the imported natural gas, profit from operations decreased 17.1% as compared with RMB15,968 million for the same period of last year.

Summary of Key Operating Data for the First Three Quarters of 2011

Operating Data	Unit	For the nine months ended September 30		Changes over the same period of 2010 (%)
		2011	2010
Crude oil output(1)	Million barrels	670.1	639.6	4.8
Marketable natural gas output (1)	Billion cubic feet	1,734.8	1,637.9	5.9
Oil and natural gas equivalent output (1)	Million barrels	959.3	912.7	5.1
Average realised price for crude oil	USD/barrel	103.78	71.76	44.6
Average realised price for natural gas	USD/thousand cubic feet	4.76	3.74	27.3
Processed crude oil	Million barrels	725.2	657.4	10.3
Gasoline, kerosene and diesel output	Thousand tons	64,302	57,792	11.3
of which: Gasoline	Thousand tons	18,795	16,760	12.1
Kerosene	Thousand tons	1,916	1,815	5.6
Diesel	Thousand tons	43,591	39,217	11.2
Total sales volume of gasoline, kerosene and diesel	Thousand tons	107,247	90,921	18.0
of which: Gasoline	Thousand tons	32,621	27,277	19.6
Kerosene	Thousand tons	6,937	4,862	42.7
Diesel	Thousand tons	67,689	58,782	15.2
Output of key chemical products
Ethylene	Thousand tons	2,561	2,673	(4.2)
Synthetic resin	Thousand tons	4,194	4,055	3.4
Synthetic fiber raw materials and polymer	Thousand tons	1,580	1,476	7.0
Synthetic rubber	Thousand tons	452	460	(1.7)
Urea	Thousand tons	3,341	2,805	19.1

Note: (1)	The figures for the same reporting period of 2010 were presented on a consistent basis as that for 2011.
(2)	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

§3	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

Ö  Applicable     ☐  Inapplicable

				Unit: RMB Million
Items	September 30, 2011	December 31, 2010	Changes (%)	Key explanation of the changes
Cash at bank and on hand	135,453	52,210	159	Mainly due to the cash inflows from operating activities
Notes receivable	14,117	5,955	137	Mainly due to an increase in bank acceptance bills receivable
Accounts receivable	59,251	45,005	32	Mainly due to the corresponding increase in accounts receivable resulted from an increase in operating income during the reporting period
Advances to suppliers	64,507	37,935	70	Mainly due to an increase in prepaid construction expenditure and expenditure for materials
Other receivables	9,538	5,837	63	Mainly due to an increase in receivables
Inventories	183,763	134,888	36	Mainly due to the price rise and increase in inventories
Goodwill	7,228	3,068	136	Mainly due to business combination not under common control
Other non-current assets	11,552	4,881	137	Mainly due to an increase in long-term advances to suppliers during the reporting period
Short-term borrowings	144,528	97,175	49	Mainly due to an increase in borrowings used for working capital
Employee compensation payable	12,646	5,696	122	Mainly due to an increase in employee numbers resulted from the Group’s expansion of business and an increase in employee compensation payable from the end of the preceding year
Other payables	43,883	19,845	121	Mainly due to an increase in payable during the reporting period
Current portion of non-current liabilities	39,895	5,093	683	Mainly due to the reclassification of a portion of the medium-term notes issued in the preceding year to the current portion of non-current liabilities
Other current liabilities	32,866	3,497	840	Mainly due to an increase in the dividends payable
Long-term borrowings	62,160	33,578	85	Mainly due to an increase in external borrowings by the Group to meet its needs for business development
Debentures payable	67,763	97,774	(31)	Mainly due to the reclassification of a portion of the medium-term notes issued in the preceding year out of debentures payable
Special reserve	11,362	8,491	34	Mainly due to an increase in safety operation costs during the reporting period
Currency translation differences	(5,021)	(1,097)	358	Mainly due to the appreciation of Renminbi relative to major foreign currencies

Items	For the nine months ended September 30		Changes （%）	Key explanation of the changes
	2011	2010
Operating income	1,482,908	1,048,099	41	Mainly due to an increase in sales price and sales volume of main products
Cost of sales	1,039,942	690,353	51	Mainly due to an increase in the volume and a rise in the prices of crude oil, feedstock oil and other raw materials purchased from external parties
Tax and levies on operations	194,320	128,997	51	Mainly due to an increase in special levies on the sale of oil and a rise in consumption tax
Finance expenses	7,754	4,357	78	Mainly due to an increase in interest expense
Asset impairment losses	8,768	3,082	184	Mainly due to an increase in the provision for impairment made for certain fixed assets during the reporting period
Investment income	8,114	4,417	84	Mainly due to the better operating results of associates and jointly controlled entities
Net profit attributable to minority interest	11,015	8,027	37	Mainly due to an increase in profits of subsidiaries as a result of an increase in the international crude oil prices
Net cash flows from financing activities	38,913	(38,452)	—	Mainly due to the cash flow resulted from the increase in borrowings during the reporting period

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

  ☐ Applicable    Ö Inapplicable

3.3	Status of fulfillment of undertaking given by the Company, shareholders and ultimate controller

  Ö Applicable    ☐ Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2011 Interim Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

  ☐ Applicable    Ö Inapplicable

3.5	Investments in securities

  ☐ Applicable    Ö Inapplicable

By Order of the Board of Directors

PetroChina Company Limited

Jiang Jiemin

Chairman

Beijing, the PRC

October 27, 2011

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

APPENDIX

A. Financial statements for the third quarter of 2011 prepared in accordance with IFRS

1-1. Consolidated Statement of Comprehensive Income

	Three months ended September 30
	2011	2010
	RMB Million	RMB Million
TURNOVER	530,661	363,302

OPERATING EXPENSES
Purchases, services and other	(338,112)	(203,120)
Employee compensation costs	(23,662)	(18,648)
Exploration expenses, including exploratory dry holes	(2,973)	(2,960)
Depreciation, depletion and amortisation	(36,212)	(26,788)
Selling, general and administrative expenses	(15,924)	(19,248)
Taxes other than income taxes	(66,870)	(44,430)
Other expenses, net	(1,975)	(3,370)

TOTAL OPERATING EXPENSES	(485,728)	(318,564)

PROFIT FROM OPERATIONS	44,933	44,738

FINANCE COSTS
Exchange gain	1,088	605
Exchange loss	(1,684)	(996)
Interest income	727	428
Interest expense	(2,706)	(1,370)

TOTAL NET FINANCE COSTS	(2,575)	(1,333)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	2,296	2,905

PROFIT BEFORE INCOME TAX EXPENSE	44,654	46,310
INCOME TAX EXPENSE	(3,954)	(8,694)

PROFIT FOR THE PERIOD	40,700	37,616

OTHER COMPREHENSIVE INCOME:
Currency translation differences	(5,066)	1,301
Fair value (loss)/gain from available-for-sale financial assets	(127)	34
Income tax relating to components of other comprehensive (loss)/ income	9	(8)

OTHER COMPREHENSIVE (LOSS)/INCOME, NET OF TAX	(5,184)	1,327

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	35,516	38,943

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	37,399	34,700
Non-controlling interest	3,301	2,916

	40,700	37,616

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	32,739	36,438
Non-controlling interest	2,777	2,505

	35,516	38,943

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.20	0.19

1-2. Consolidated Statement of Comprehensive Income

	Nine months ended September 30
	2011	2010
	RMB Million	RMB Million
TURNOVER	1,482,908	1,048,099

OPERATING EXPENSES
Purchases, services and other	(894,707)	(565,649)
Employee compensation costs	(68,716)	(56,352)
Exploration expenses, including exploratory dry holes	(21,061)	(18,769)
Depreciation, depletion and amortisation	(102,714)	(82,640)
Selling, general and administrative expenses	(49,948)	(53,361)
Taxes other than income taxes	(200,132)	(133,624)
Other expenses, net	(3,239)	(4,031)

TOTAL OPERATING EXPENSES	(1,340,517)	(914,426)

PROFIT FROM OPERATIONS	142,391	133,673

FINANCE COSTS
Exchange gain	1,902	1,533
Exchange loss	(3,028)	(2,126)
Interest income	1,922	1,421
Interest expense	(8,129)	(4,888)

TOTAL NET FINANCE COSTS	(7,333)	(4,060)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES	7,847	5,345

PROFIT BEFORE INCOME TAX EXPENSE	142,905	134,958
INCOME TAX EXPENSE	(28,508)	(26,904)

PROFIT FOR THE PERIOD	114,397	108,054

OTHER COMPREHENSIVE INCOME:
Currency translation differences	(5,015)	1,770
Fair value loss from available-for-sale financial assets	(129)	(4)
Income tax relating to components of other comprehensive loss	11	(2)

OTHER COMPREHENSIVE (LOSS)/INCOME, NET OF TAX	(5,133)	1,764

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	109,264	109,818

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	103,406	100,030
Non-controlling interest	10,991	8,024

	114,397	108,054

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	99,312	102,085
Non-controlling interest	9,952	7,733

	109,264	109,818

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.56	0.55

2. Consolidated Statement of Financial Position

	September 30, 2011	December 31, 2010
	RMB Million	RMB Million
NON-CURRENT ASSETS
Property, plant and equipment	1,256,492	1,238,599
Investments in associates and jointly controlled entities	70,201	64,137
Available-for-sale financial assets	1,902	1,979
Advance operating lease payments	40,032	36,155
Intangible and other assets	36,925	25,453
Deferred tax assets	483	284
Time deposits with maturities over one year	2,508	3,488

TOTAL NON-CURRENT ASSETS	1,408,543	1,370,095

CURRENT ASSETS
Inventories	183,763	134,888
Accounts receivable	59,251	45,005
Prepaid expenses and other current assets	74,450	51,822
Notes receivable	14,117	5,955
Time deposits with maturities over three months but within one year	596	3,013
Cash and cash equivalents	132,349	45,709

TOTAL CURRENT ASSETS	464,526	286,392

CURRENT LIABILITIES
Accounts payable and accrued liabilities	345,906	270,191
Income taxes payable	16,330	22,169
Other taxes payable	50,810	35,108
Short-term borrowings	184,423	102,268

TOTAL CURRENT LIABILITIES	597,469	429,736

NET CURRENT LIABILITIES	(132,943)	(143,344)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,275,600	1,226,751

EQUITY
Equity attributable to owners of the Company:
Share capital	183,021	183,021
Retained earnings	539,626	499,288
Reserves	255,370	256,617

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	978,017	938,926
Non-controlling interest	82,438	71,203

TOTAL EQUITY	1,060,455	1,010,129

NON-CURRENT LIABILITIES
Long-term borrowings	129,923	131,352
Asset retirement obligations	64,176	60,364
Deferred tax liabilities	17,297	21,515
Other long-term obligations	3,749	3,391

TOTAL NON-CURRENT LIABILITIES	215,145	216,622

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,275,600	1,226,751

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

3. Consolidated Statement of Cash Flows

	Nine months ended September 30
	2011	2010
	RMB Million	RMB Million
CASH FLOWS FROM OPERATING ACTIVTIES

Profit for the period	114,397	108,054
Adjustments for:
Income tax expense	28,508	26,904
Depreciation, depletion and amortisation	102,714	82,640
Capitalised exploratory costs charged to expense	12,412	9,834
Share of profit of associates and jointly controlled entities	(7,847)	(5,345)
Reversal of provision for impairment of receivables, net	(39)	(103)
Write down in inventories, net	375	88
Loss on disposal of property, plant and equipment	2,599	2,350
(Gain)/ loss on disposal of investments in associates and jointly controlled entities	(22)	4
Gain on disposal of subsidiaries	(16)	(62)
Gain on disposal of available-for-sale financial assets	(2)	(7)
Loss on disposal of intangible and other non-current assets	44	—
Dividend income	(200)	(153)
Interest income	(1,922)	(1,421)
Interest expense	8,129	4,888
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	(37,089)	(5,227)
Inventories	(41,398)	999
Accounts payable and accrued liabilities	73,577	52,144

CASH GENERATED FROM OPERATIONS	254,220	275,587
Income taxes paid	(38,705)	(27,115)

NET CASH PROVIDED BY OPERATING ACTIVITIES	215,515	248,472

3. Consolidated Statement of Cash Flows (Continued)

	Nine months ended September 30
	2011	2010
	RMB Million	RMB Million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(161,074)	(160,693)
Acquisition of investments in associates and jointly controlled entities	(4,922)	(27,839)
Acquisition of available-for-sale financial assets	(6)	(27)
Advance payments on long-term operating leases	(5,987)	(4,625)
Acquisition of intangible assets and other non-current assets	(2,587)	(1,591)
Purchase of non-controlling interest	(613)	(352)
Acquisition of subsidiaries	(2,794)	(798)
Proceeds from disposal of property, plant and equipment	744	496
Proceeds from disposal of subsidiaries	339	22
Proceeds from disposal of investments in associates and jointly controlled entities	6	108
Proceeds from disposal of available-for-sale financial assets	15	32
Proceeds from disposal of intangible and other non-current assets	38	48
Interest received	1,864	1,312
Dividends received	3,985	6,067
Decrease/(increase) in time deposits with maturities over three months	3,271	(4,639)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(167,721)	(192,479)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(203,153)	(180,310)
Repayments of long-term borrowings	(4,904)	(27,070)
Interest paid	(9,085)	(5,527)
Dividends paid to non-controlling interest	(2,650)	(1,860)
Dividends paid to owners of the Company	(33,597)	(23,799)
Increase in short-term borrowings	251,059	119,863
Increase in long-term borrowings	39,196	78,448
Capital contribution from non-controlling interest	1,895	1,901
Capital reduction of subsidiaries	(9)	—
Increase/(decrease) in other long-term obligations	161	(98)

NET CASH FLOWS FROM/(USED FOR) FINANCING ACTIVITIES	38,913	(38,452)

TRANSLATION OF FOREIGN CURRENCY	(67)	173

Increase in cash and cash equivalents	86,640	17,714
Cash and cash equivalents at beginning of the period	45,709	86,925

Cash and cash equivalents at end of the period	132,349	104,639

4. Segment Information

	Nine months ended September 30
	2011	2010
	RMB Million	RMB Million
Turnover
Exploration and Production
Intersegment sales	450,762	305,371
Turnover from external customers	120,775	89,754

	571,537	395,125

Refining and Chemicals
Intersegment sales	486,942	367,720
Turnover from external customers	142,904	111,608

	629,846	479,328

Marketing
Intersegment sales	147,588	44,075
Turnover from external customers	1,107,622	774,455

	1,255,210	818,530

Natural Gas and Pipeline
Intersegment sales	11,796	8,491
Turnover from external customers	110,813	71,777

	122,609	80,268

Corporate and Others
Intersegment sales	122	130
Turnover from external customers	794	505

	916	635

Total turnover from external customers	1,482,908	1,048,099

Profit/ (loss) from operations
Exploration and Production	160,791	114,523
Refining and Chemicals	(38,403)	3,688
Marketing	18,021	11,294
Natural Gas and Pipeline	13,233	15,968
Corporate and Others	(11,251)	(11,800)

	142,391	133,673

B. Financial statements for the third quarter of 2011 prepared in accordance with CAS

1. Consolidated Balance Sheet

	September 30, 2011	December 31, 2010
ASSETS	RMB Million	RMB Million
Current assets
Cash at bank and on hand	135,453	52,210
Notes receivable	14,117	5,955
Accounts receivable	59,251	45,005
Advances to suppliers	64,507	37,935
Other receivables	9,538	5,837
Inventories	183,763	134,888
Other current assets	405	8,050

Total current assets	467,034	289,880

Non-current assets
Available-for-sale financial assets	1,858	1,935
Long-term equity investments	69,720	63,546
Fixed assets	414,733	408,041
Oil and gas properties	580,790	590,484
Construction in progress	249,706	229,798
Construction materials	10,992	9,983
Intangible assets	39,545	37,221
Goodwill	7,228	3,068
Long-term prepaid expenses	19,370	17,247
Deferred tax assets	483	284
Other non-current assets	11,552	4,881

Total non-current assets	1,405,977	1,366,488

TOTAL ASSETS	1,873,011	1,656,368

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

1. Consolidated Balance Sheet (Continued)

	September 30, 2011	December 31, 2010
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB Million	RMB Million
Current liabilities
Short-term borrowings	144,528	97,175
Notes payable	2,159	3,039
Accounts payable	217,073	209,015
Advances from customers	37,279	29,099
Employee compensation payable	12,646	5,696
Taxes payable	67,140	57,277
Other payables	43,883	19,845
Current portion of non-current liabilities	39,895	5,093
Other current liabilities	32,866	3,497

Total current liabilities	597,469	429,736

Non-current liabilities
Long-term borrowings	62,160	33,578
Debentures payable	67,763	97,774
Provisions	64,176	60,364
Deferred tax liabilities	17,212	21,424
Other non-current liabilities	3,749	3,391

Total non-current liabilities	215,060	216,531

Total liabilities	812,529	646,267

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	115,651	115,845
Special reserve	11,362	8,491
Surplus reserves	138,637	138,637
Undistributed profits	534,515	494,146
Currency translation differences	(5,021)	(1,097)

Equity attributable to equity holders of the Company	978,165	939,043

Minority interest	82,317	71,058

Total shareholders’ equity	1,060,482	1,010,101

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,873,011	1,656,368

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

2. Company Balance Sheet

	September 30, 2011	December 31, 2010
ASSETS	RMB Million	RMB Million
Current assets
Cash at bank and on hand	101,066	28,336
Notes receivable	11,156	9,500
Accounts receivable	6,356	5,374
Advances to suppliers	46,360	24,809
Other receivables	21,217	31,942
Inventories	143,944	106,540
Other current assets	215	5,483

Total current assets	330,314	211,984

Non-current assets
Available-for-sale financial assets	468	517
Long-term equity investments	212,949	201,422
Fixed assets	328,762	325,278
Oil and gas properties	388,829	398,115
Construction in progress	180,912	167,245
Construction materials	9,181	8,741
Intangible assets	30,706	28,381
Goodwill	119	119
Long-term prepaid expenses	16,566	14,533
Other non-current assets	292	316

Total non-current assets	1,168,784	1,144,667

TOTAL ASSETS	1,499,098	1,356,651

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

2. Company Balance Sheet (Continued)

	September 30, 2011	December 31, 2010
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB Million	RMB Million
Current liabilities
Short-term borrowings	141,555	100,593
Notes Payable	10	443
Accounts payable	109,025	129,794
Advances from customers	25,110	20,505
Employee compensation payable	10,312	4,552
Taxes payable	46,827	44,923
Other payables	45,645	14,236
Current portion of non-current liabilities	37,121	2,122
Other current liabilities	31,468	2,462

Total current liabilities	447,073	319,630

Non-current liabilities
Long-term borrowings	37,221	19,429
Debentures payable	67,500	97,500
Provisions	43,773	41,048
Deferred tax liabilities	1,978	6,494
Other non-current liabilities	2,936	2,697

Total non-current liabilities	153,408	167,168

Total liabilities	600,481	486,798

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,825	127,987
Special reserve	8,353	5,963
Surplus reserves	127,537	127,537
Undistributed profits	451,881	425,345

Total shareholders’ equity	898,617	869,853

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,499,098	1,356,651

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

3-1. Consolidated Income Statements

		Three months ended September 30
		2011	2010
Items		RMB Million	RMB Million
Operating income		530,661	363,302
Less:	Cost of sales	(383,190)	(242,136)
	Tax and levies on operations	(64,950)	(42,933)
	Selling expenses	(13,424)	(14,192)
	General and administrative expenses	(17,394)	(15,830)
	Finance expenses	(2,756)	(1,438)
	Asset impairment losses	(4,366)	60
Add:	Investment income	2,372	1,791

Operating profit		46,953	48,624

Add:	Non-operating income	808	1,700
Less:	Non-operating expenses	(3,045)	(4,015)

Profit before taxation		44,716	46,309
Less:	Taxation	(3,961)	(8,694)

Net profit		40,755	37,615

Attributable to:
Equity holders of the Company		37,431	34,699
Minority interest		3,324	2,916

Earnings per share
Basic earnings per share (RMB Yuan)		0.20	0.19
Diluted earnings per share (RMB Yuan)		0.20	0.19

Other comprehensive (loss)/income		(5,184)	1,327

Total comprehensive income		35,571	38,942
Attributable to:
Equity holders of the Company		32,771	36,437
Minority interest		2,800	2,505

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

3-2. Consolidated Income Statements

		Nine months ended September 30
		2011	2010
Items		RMB Million	RMB Million
Operating income		1,482,908	1,048,099
Less:	Cost of sales	(1,039,942)	(690,353)
	Tax and levies on operations	(194,320)	(128,997)
	Selling expenses	(37,900)	(40,663)
	General and administrative expenses	(55,853)	(47,326)
	Finance expenses	(7,754)	(4,357)
	Asset impairment losses	(8,768)	(3,082)
Add:	Investment income	8,114	4,417

Operating profit		146,485	137,738

Add:	Non-operating income	2,292	2,728
Less:	Non-operating expenses	(5,810)	(5,619)

Profit before taxation		142,967	134,847
Less:	Taxation	(28,515)	(26,910)

Net profit		114,452	107,937

Attributable to:
Equity holders of the Company		103,437	99,910
Minority interest		11,015	8,027

Earnings per share
Basic earnings per share (RMB Yuan)		0.57	0.55
Diluted earnings per share (RMB Yuan)		0.57	0.55

Other comprehensive (loss)/income		(5,133)	1,764

Total comprehensive income		109,319	109,701
Attributable to:
Equity holders of the Company		99,343	101,965
Minority interest		9,976	7,736

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

4-1. Income Statements

		Three months ended September 30
		2011	2010
Items		RMB Million	RMB Million
Operating income		336,587	248,559
Less:	Cost of sales	(249,225)	(165,683)
	Tax and levies on operations	(47,010)	(33,732)
	Selling expenses	(9,955)	(11,369)
	General and administrative expenses	(12,833)	(12,099)
	Finance expenses	(2,610)	(1,143)
	Asset impairment losses	(4,339)	49
Add:	Investment income	17,789	14,102

Operating profit		28,404	38,684

Add:	Non-operating income	570	522
Less:	Non-operating expenses	(2,868)	(3,879)

Profit before taxation		26,106	35,327
Less:	Taxation	5,960	(2,320)

Net profit		32,066	33,007

Earnings per share
Basic earnings per share (RMB Yuan)		0.18	0.18
Diluted earnings per share (RMB Yuan)		0.18	0.18

Other comprehensive (loss)/income		(151)	15

Total comprehensive income		31,915	33,022

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

4-2. Income Statements

		Nine months ended September 30
		2011	2010
Items		RMB Million	RMB Million
Operating income		957,903	712,680
Less:	Cost of sales	(690,419)	(474,909)
	Tax and levies on operations	(141,255)	(100,351)
	Selling expenses	(28,223)	(32,511)
	General and administrative expenses	(42,934)	(36,826)
	Finance expenses	(7,782)	(3,937)
	Asset impairment losses	(8,534)	(3,000)
Add:	Investment income	55,766	45,050

Operating profit		94,522	106,196

Add:	Non-operating income	1,705	1,299
Less:	Non-operating expenses	(5,316)	(5,288)

Profit before taxation		90,911	102,207
Less:	Taxation	(1,157)	(7,287)

Net profit		89,754	94,920

Earnings per share
Basic earnings per share (RMB Yuan)		0.49	0.52
Diluted earnings per share (RMB Yuan)		0.49	0.52

Other comprehensive loss		(162)	—

Total comprehensive income		89,592	94,920

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

5. Consolidated Cash Flow Statement

	Nine months ended September 30
	2011	2010
Items	RMB Million	RMB Million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,721,896	1,220,539
Refund of taxes and levies	701	465
Cash received relating to other operating activities	1,613	4,369

Sub-total of cash inflows	1,724,210	1,225,373

Cash paid for goods and services	(1,102,936)	(665,988)
Cash paid to and on behalf of employees	(61,752)	(49,689)
Payments of taxes and levies	(295,904)	(212,479)
Cash paid relating to other operating activities	(48,103)	(48,745)

Sub-total of cash outflows	(1,508,695)	(976,901)

Net cash flows from operating activities	215,515	248,472

Cash flows from investing activities
Cash received from disposal of investments	4,050	162
Cash received from returns on investments	5,849	7,379
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	782	544

Sub-total of cash inflows	10,681	8,085

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(169,648)	(166,909)
Cash paid to acquire investments	(8,754)	(33,655)

Sub-total of cash outflows	(178,402)	(200,564)

Net cash flows from investing activities	(167,721)	(192,479)

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

5. Consolidated Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2011	2010
	RMB Million	RMB Million
Cash flows from financing activities
Cash received from capital contributions	1,895	1,901
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	1,895	1,901
Cash received from borrowings	290,255	198,311
Cash received relating to other financing activities	234	237

Sub-total of cash inflows	292,384	200,449

Cash repayments of borrowings	(208,057)	(207,380)
Cash payments for interest expenses and distribution of dividends or profits	(45,332)	(31,186)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(2,650)	(1,860)
Capital reduction	(9)	—
Cash payments relating to other financing activities	(73)	(335)

Sub-total of cash outflows	(253,471)	(238,901)

Net cash flows from financing activities	38,913	(38,452)

Effect of foreign exchange rate changes on cash and cash equivalents	(67)	173

Net increase in cash and cash equivalents	86,640	17,714

Add: Cash and cash equivalents at beginning of the period	45,709	86,925

Cash and cash equivalents at end of the period	132,349	104,639

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

6. Company Cash Flow Statement

Items	Nine months ended September 30
	2011	2010
	RMB Million	RMB Million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,119,388	834,884
Refund of taxes and levies	701	341
Cash received relating to other operating activities	16,466	8,384

Sub-total of cash inflows	1,136,555	843,609

Cash paid for goods and services	(748,623)	(456,705)
Cash paid to and on behalf of employees	(42,566)	(37,738)
Payments of taxes and levies	(196,246)	(149,577)
Cash paid relating to other operating activities	(18,512)	(34,190)

Sub-total of cash outflows	(1,005,947)	(678,210)

Net cash flows from operating activities	130,608	165,399

Cash flows from investing activities
Cash received from disposal of investments	3,360	81
Cash received from returns on investments	56,222	44,633
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	545	492

Sub-total of cash inflows	60,127	45,206

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(124,505)	(112,441)
Cash paid to acquire investments	(13,153)	(27,238)

Sub-total of cash outflows	(137,658)	(139,679)

Net cash flows from investing activities	(77,531)	(94,473)

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun

6. Company Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2011	2010
	RMB Million	RMB Million
Cash flows from financing activities
Cash received from borrowings	181,034	129,404
Cash received relating to other financing activities	173	118

Sub-total of cash inflows	181,207	129,522

Cash repayments of borrowings	(116,953)	(160,883)
Cash payments for interest expenses and distribution of dividends or profits	(41,532)	(29,376)
Cash payments relating to other financing activities	(69)	(190)

Sub-total of cash outflows	(158,554)	(190,449)

Net cash flows from financing activities	22,653	(60,927)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	75,730	9,999

Add: Cash and cash equivalents at beginning of the period	25,336	66,888

Cash and cash equivalents at end of the period	101,066	76,887

Chairman Jiang Jiemin	Vice Chairman and President Zhou Jiping	Chief Financial Officer Zhou Mingchun